ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR TRANSMISSION

July 21, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A (the “Registration Statement”)
Supplemental Response filed July 14, 2010 (“Supplemental Response #1”)
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comments to Supplemental Response #1, which was filed with the Commission on July 14, 2010.  The Staff’s comments are set forth in a letter dated July 19, 2010.

In addition, attached hereto as Exhibit A for the Staff’s consideration is an updated draft of a revised Footnote 12 to the Company’s unaudited financial statements for the period ended March 31, 2010 (“Draft Footnote 12”).  Simultaneously with this transmission, we will fax to the Staff a blacklined version of Draft Footnote 12 which will show changes to the Draft Footnote 12 submitted as part of Supplemental Response #1.

As was the case with Supplemental Response #1, the Company is submitting this response and revised Draft Footnote 12 prior to filing an additional pre-effective amendment to the Registration Statement in order to be both responsive to the Staff’s comments and to expedite the completion of the Staff’s review.  Once the Staff is satisfied with the Company’s position on these matters, the Company will file a pre-effective amendment to the Registration Statement in which the analysis and disclosure contained in the final Draft Footnote 12 will be included in revised financial statements and conformed to the remainder of the Registration Statement as applicable and will also make other ’34 Act filings (or amendments to ’34 Act filings) as are necessary to reflect the final outcome of the Company’s discourse with the Staff.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.

1.
In your May 28, 2010 response, you indicated that the embedded conversion option in each of the convertible notes did not meet the FAS ASC 815-10-15-83 (SFAS 133, paragraph 6c) net settlement criteria because each embedded conversion option was not readily convertible to cash (FAS ASC 815-10-15-119 (SFAS 133, paragraph 9c)).  In our July 8, 2010 letter, we requested additional analysis as to whether the embedded conversion feature in each of your convertible notes was readily convertible to cash (FAS ASC 815-10-15-119 (SFAS 133, paragraph 9c)).  Rather than address this comment, you indicated that you believe that the embedded conversion option of each convertible note met the FAS ASC 815-10-15-83 (SFAS 133, paragraph 6c) net settlement criteria because a market mechanism existed (815-10-15-110 (SFAS 133, paragraph 9b)); however you did not describe that market mechanism nor did you indicate at what date it existed.  As previously requested, please provide a complete analysis for each convertible note of each of the 815-10-15-99 net settlement criteria.  In this analysis, please also address previous July 8, 2010 comment 3.

  Mr. Jeffrey Riedler
July 21, 2010

The Staff is advised that at the time the Company’s convertible notes (the “Notes”) and common stock purchase warrants and placement agent warrants (collectively, the “Warrants”) were issued on January 5, 2010, there was and had been for some time no trading activity in the Company’s common stock (the “Common Stock”).  Subsequent trading in the common stock is described below.  There has been no trading in the Warrants, for which there is no public market.  Neither the Notes nor the Warrants permit or require net settlement and there is no market mechanism outside the contracts that would permit the holder to achieve net settlement by selling the contract or by entering into an offsetting contract.  Whether or not net settlement can be achieved thus depends on whether or not the shares to be received are readily convertible to cash.

During the period ended March 31, 2010, 500 shares of Common Stock traded in the market (on March 31, 2010).  During the quarter ended June 30, 2010, a total of 107,200 shares traded in the market which, based on the 63 trading days in the quarter, is equivalent to a daily volume of 1,702 shares.  Excluding the 29 trading days on which no trades occurred, the average daily trading volume on the 34 days during the quarter on which trades did occur was 3,153 shares.  For the eleven trading days in the period ended July 16, 2010, a total of 6,100 shares traded on the three days on which trades were executed.  In summary, between March 31, 2010 and July 16, 2010, a total of 113,800 shares were traded, on 38 of the 75 trading days in that period, an average of 2,995 shares per day on those days on which trades occurred and 1,517 shares per trading day in the period.

The shares of Common Stock underlying the Warrants, as well as the shares underlying the conversion option embedded in the Notes, have not yet been registered for public resale (this is, of course, the principal purpose of the Registration Statement).  It is the Company’s view that until such time as the Registration Statement is declared effective or, if earlier, until the shares of Common Stock to be received on exercise of the Warrants or conversion of the Notes may be sold under SEC Rule 144, such shares of Common Stock may not be sold except in privately negotiated transactions with accredited investors or in similar transactions that are otherwise exempt from registration.  The Company notes that the Warrants require the holder to pay the exercise price in cash and do not include any provision permitting the holder to perform a cashless exercise.

In light of the foregoing, and after reviewing the Staff’s comments and reflecting on our conversations with the Staff, it is the Company’s position that at January 5, 2010, March 31, 2010 and June 30, 2010, the Warrants and the conversion option embedded in the Notes are not derivative instruments as defined in FASB ASC 815-10-15-83 because the net settlement requirements of ASC 815-10-15-99 are not met.  This is because the instruments: (a) do not permit or require net settlement, (b) there is no market mechanism outside the contracts that permits net settlement of the contracts and (c) the shares to be received on exercise of the Warrants or conversion of the Notes are not readily convertible to cash because the shares may not legally be sold in the market, regardless of whether or not the market is sufficiently active to rapidly absorb the quantity of Common Stock without significantly affecting the price.

  Mr. Jeffrey Riedler
July 21, 2010

At such time as the Registration Statement becomes effective or, if earlier, at the date when the shares to be received on exercise of the Warrants may be sold without restriction under SEC Rule 144, the Warrants, which may be exercised in whole or in part, will qualify as derivative instruments, provided there is an active market for the Common Stock that permits the shares to be received to be readily convertible to cash.  Because the Warrants may be exercised in part, the smallest exercise increment is one share. Accordingly, as soon as the Registration Statement becomes effective (or, if earlier, a sale under Rule 144 is permitted) such that the shares to be received on exercise may be sold in the market, the Company will re-classify the Warrants (at their then fair value) as a derivative liability, which derivative liability will subsequently be marked-to-market each period by periodic charges or credits to income.

For the Notes, whether or not the embedded conversion option in each Note is considered to be a derivative instrument (once the Registration Statement is effective or Rule 144 is available, whichever occurs earlier) will depend on whether or not the aggregate number of shares to be received on exercise of each of the 128 Notes, which Notes can be exercised only in whole but not in part, could be readily sold in the market without significantly affecting the public market price of the Common Stock.  At each reporting date after an effective Registration Statement becomes available that would permit re-sale of the underlying shares or (if earlier) after the shares otherwise become eligible for re-sale, the Company will re-evaluate each Note, based on the level of activity in the market for the Common Stock at that time, to determine whether or not the embedded conversion option in each Note is a derivative instrument based on whether or not the market is sufficiently active to rapidly absorb the quantity of Common Stock underlying the Note without significantly affecting the price.  Depending on the trading volume for the Common Stock, the conversion option embedded in each of the Notes may be considered a derivative instrument for some Notes but not for others and, for each Note, its status as a derivative instrument may vary from period to period.

For the information of the Staff, and following up on our discussions with the Staff via telephone on July 16, 2010, the 128 Notes issued on January 5, 2010 may be summarized as follows:

Face Amount	Underlying Shares	Number of Notes	Total Face Amount

$43,200	21,600	1	$43,200
50,000	25,000	70	3,500,000
60,000	30,000	3	180,000
62,000	31,000	1	62,000
70,000	35,000	1	70,000
75,000	37,500	4	300,000
80,000	40,000	1	80,000
90,000	45,000	1	90,000
95,800	47,900	1	95,800
100,000	50,000	26	2,600,000
110,000	55,000	3	330,000
150,999	75,000	2	300,000
199,000	99,500	1	199,000
200,000	100,000	2	400,000
250,000	125,000	7	1,750,000
500,000	250,000	4	2,000,000

		128	$12,000,000

The Company notes for the Staff’s information that even though, as a matter of securities law, the investors were issued units, each comprised of a $2 Note and a Warrant to purchase one share of Common Stock, as is commonplace in offerings of this nature, the investors were issued and agreed to receive and accept (and did accept) single Notes and Warrants representing the aggregate Notes and Warrants purchased by them as part of the units.  The Company will accordingly revise its disclosure in the Registration Statement to reflect this fact.

  Mr. Jeffrey Riedler
July 21, 2010

At this time, the Company does not believe that the average daily trading volume of the Common Stock is sufficient to support a conclusion that the shares to be received on conversion of any of the Notes are readily convertible to cash.  In this regard, the Company notes that ASC 815-10-15-130 provides as follows:

“A security that is publically traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume.  That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume.”

The Company further notes the guidance at ASC 815-10-55-88, which provides as follows:

“A nontransferable forward contract on a public entity’s stock provides for delivery on a single date of a significant number of shares that, at the inception of the contract, would significantly affect the price of the public entity’s stock in the market if sold within a few days.  As a result, the contract does not satisfy the readily-convertible-to-cash criterion.  However, at some later date, the trading activity of the public entity’s stock increases significantly.  Upon a subsequent evaluation of whether the shares are readily convertible to cash, the number of shares to be delivered would be minimal in relation to the new average daily trading volume such that the contract would then satisfy the net settlement characteristic.”

Based on the above guidance, the Company does not consider the embedded conversion option in any of the Notes to be a derivative instrument until the number of shares to be delivered on conversion of the Note is minimal in relation to the average daily trading volume.  Although the definition of “minimal” does not appear to be addressed in the literature, the Company has assumed that the number of shares to be delivered on conversion should not exceed 10% - 20% of the average daily trading volume in order for it to be considered minimal.  If the Staff has specific guidance that it believes should be applied to determine whether the number of shares to be delivered is minimal in relation to the daily trading volume, the Company would welcome that guidance.

As requested, we have below also specifically responded to the Staff’s previous July 8, 2010 comment 3.

Please address the following points related to the convertible notes.

a.           Please reevaluate your net settlement conclusion by analyzing ASC 815-10-15-130 and the related implementation guidance in "Example 7: Net Settlement Readily Convertible to Cash - Effects of Daily Transaction Volumes" at ASC 815-10-55-99 to ASC 815-10-55- 110. For example, Note 12 states that there are 6 million notes each with a principal amount of $2 and a conversion price of $2 and that partial conversion of a note is not permitted.  In these circumstances, it appears that the smallest conversion increment would result in the issuance of a single share, which it appears the market could absorb.

As discussed above and in revised Draft Note 12, the Notes were issued, received and accepted with the agreement of the investors in the form of a single Note for each investor representing the aggregate Notes purchased by them.  The Staff is advised that each such single Note can only be exercised in whole and not in part, with the effect that in no event can the smallest conversion increment be less than 21,600 shares.  Draft Note 12 has been revised accordingly.

  Mr. Jeffrey Riedler
July 21, 2010

b.           Please reevaluate your net settlement conclusion by analyzing ASC 815-10-15-83c. For example, in your Item 1.01 Form 8-K filed July 6, 2010, you indicate that you amended the convertible notes to preclude net cash settlement.  This amendment suggests that prior to the amendment the notes contained either an implicit or explicit net settlement provision.

The Notes did not contain a net settlement provision, either implicit or explicit.  The Amendment discussed in Supplemental Response #1, which specifically provides that “in no event will any Holder of this Note be entitled to receive a net-cash settlement in lieu of physical settlement in shares of Common Stock or other securities of the Company…” was merely intended to reinforce that.

c.           If the embedded conversion option is not required to be separately accounted for as a derivative under ASC 815-15-25, please help us understand whether ASC 470-20-25-22 (FSP APB 14-1) applies and the reasons why.

ASC 470-20-25-22 provides guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).  The Notes do not provide for any cash settlement upon conversion (either in whole or in part).  If the holder of the Note elects conversion, the entire Note will be settled in shares of Common Stock.

d.           If your conclusion that that the embedded conversion feature did not meet the ASC 815-10-15 net settlement criteria is correct, please tell us how you determined that it was nonetheless appropriate to separately account for the embedded conversion feature at fair value through earnings.

As discussed above and as reflected in revised Draft Note 12, the Company has revised its accounting so that the embedded conversion will not be separately accounted for at fair value through earnings, unless and until the net settlement criterion is met.

2.
We note your expanded proposed disclosure to Note 12 in response to our prior comments.  On page 7 or your response, you disclose that you “estimated, using a binomial model, the fair value of the derivative instruments embedded in the Notes including the embedded conversion option and the obligation to deliver additional shares of Common Stock if certain Events of Default occur that are not related to interest rate or credit risk.”  Please tell us how you determined that the obligation to deliver additional shares of common stock in certain events of default was a derivative and disclose the significant fair value assumptions.

The Company’s principal stockholder placed 1,000,000 shares in escrow, to be delivered to the investors if certain specified Events of Default (as defined in the Notes) occur.  That delivery obligation was undertaken on behalf of the Company and therefore is accounted for as if it had been entered into directly by the Company.

The obligation to deliver the shares based on the occurrence of certain specified events is considered to be a derivative because it has an underlying (whether or not any of the specified events occur), a notional amount or payment provision (the 1,000,000 shares to be delivered), an initial net investment that is less than the notional amount, and it will be net-settled by delivery of the shares.  As provided by ASC 815-10-15-102, delivery of the shares is considered to be net-settlement, even though the shares may not be readily convertible to cash.

The obligation to deliver the shares is set forth in a Securities Escrow and Pledge Agreement (the “Escrow Agreement”), dated January 5, 2010 and filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated January 11, 2010.  Although it is set forth in a separate agreement, the obligation is an integral part of the Notes.  The Escrow Agreement is silent on the ability of the Investors to transfer their rights under the Escrow Agreement to a third party, separately from any transfer of the Notes.  ASC 815-10-15-5 to 815-10-15-7 discusses whether a contract should be viewed as freestanding or embedded.  On the basis that the rights under the Escrow Agreement are not explicitly transferable and that the Company does not contemplate that the rights would be sold or in any way traded separately from the Notes, the Company has viewed the Escrow Agreement as an “embedded” element of the Notes and not as a freestanding instrument.

  Mr. Jeffrey Riedler
July 21, 2010

Certain of the Events of Default in the Notes (such as non-payment of principal or interest and bankruptcy) are consistent with interest rate or credit risks (i.e., risks customarily associated with a debt instrument).  However, the Events of Default also include failure to maintain a listing for the Common Stock or to make timely filings with the Commission.  Such Events of Default are not considered to be clearly and closely related to the risks and rewards inherent in a debt instrument and, accordingly, should be separated from the Notes.  If the Escrow Agreement were viewed as a freestanding instrument, then whether or not the risks and rewards associated with the Events of Default were clearly and closely related to those of the Notes would not be relevant, as the freestanding instrument would be accounted for separately and not as an embedded derivative.  Unlike the Warrants, which can be exercised separately from the Notes and which are unaffected by conversion or repayment of the Notes, the rights under the Escrow Agreement are an integral part of the Notes and terminate if the Notes are repaid or when 50% of the face amount of the Notes have been converted.

The Company has approached the valuation of this embedded derivative based on the probability of the Events of Default occurring.  Because the probability at March 31, 2010 of the specified Events occurring is considered to be de minimis (less than 5%), the fair value of the derivative instrument is not considered to be material and no value has been assigned to it.  In view of this conclusion, we have removed the references to it in revised Draft Note 12.

3.
Regarding the valuation of your warrants, while we recognize that the Black-Scholes model does not take into account the warrants’ down-round protection, it appears to us that the price adjustment feature would add value to the warrant.  Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants.  It appears that binomial or lattice models are better suited to handle the potential changes to your warrant exercise price.

As reflected in revised Draft Note 12, the Warrants have now been valued using a binomial model, including consideration of the potential effect of the price adjustment feature.

4.
You disclose on page 7 of your response dated July 14, 2010 that “Because there had been no active trading of the Common Stock prior to January 5, 2010, the cash price paid by the Investors [for the Units] is considered to be the best available indicator of the fair value of the Common Stock at that time.”  It is not clear to us that using the proceeds paid for the units to determine the fair value of the derivatives (and an underlying of a derivative) included in the units, which in turn will be used to allocate proceeds to the notes and derivatives contained within the units, is appropriate.  Please tell us why you believe it is appropriate and why you believe you are not required to use other evidence not related to the transaction that the company is trying to fair value the components of.

The Company respectfully continues to believe that the cash price paid by the investors represents the most compelling evidence of the fair value of the instruments issued by the Company and it is not clear to the Company why the Staff believes that it would be appropriate to “use other evidence not related to the transaction.”

  Mr. Jeffrey Riedler
July 21, 2010

Because there is no market for the Common Stock and therefore no quoted market price that can be used, the Company has approached the allocation of the proceeds received based on viewing the Notes as a common stock equivalent, enhanced by an interest coupon.  That is, in exchange for a cash payment of $12,000,000, the investors received 6,000,000 Warrants at an exercise price of $2.40, an instrument (the Notes) convertible into 6,000,000 shares of Common Stock and an 8% interest coupon to be paid for two years.  The sum of these three component elements is assumed to be equal to the cash price paid by the investors.  After discounting the interest payments to be made to a present value, an implicit value is determined for the underlying Common Stock (which implicit value is used in the valuation of the Warrants), such that the sum of the three components equals the cash price paid by the investors.  Thus, the fair value of the Warrants is determined based on the implicit fair value of the underlying Common Stock (and other relevant factors) and the fair value of the Notes is considered to be equal to the implicit fair value of the Common Stock underlying the Notes plus the present value of the interest coupon.  The total proceeds are thus allocated between the Warrants and the Notes based on their relative fair values.

In discounting the interest payments to a present value, the Company used a discount rate of 10% (resulting in a discounted present value for the interest coupon of $1,727,991).  The selection of this discount rate was somewhat arbitrary but the Company’s analysis would indicate that using a higher or lower rate (say 18% or 2%) would not materially affect the implicit value of the Common Stock.

Based on the above, an implicit fair value for the Common Stock was determined as follows:

Implicit fair value of common stock, derived by iteration	$1.338038

Warrants – investors – 6,000,000 warrants, based on strike price of $2,40, implicit fair value of Common Stock and other factors - $0.37396 per warrant	$2,243,781

Notes – common stock equivalent – 6,000,000 shares at implicit fair value	8,028,228

Interest coupon – 8% on $12,000,000 for 2 years - $1,920,000 – present value	1,727,991

Aggregate values equal to cash price paid	$12,000,000

The initial market trade of the Common Stock occurred on March 31, 2010 at a price of $2.10.  The estimated fair value of the Common Stock at January 5, 2010 of $1.34 reflects a discount of 36% from that price.

After allocating part of the proceeds to the freestanding Warrants issued to the investors, as shown above, the remainder of the cash paid by the investors was allocated as the initial carrying value of the Notes.

* * *

  Mr. Jeffrey Riedler
July 21, 2010

We thank the Staff in advance for its consideration of the foregoing and the revised Draft Footnote 12.  Should the Staff deem it productive to again discuss these matters via telephone, the Company would welcome this opportunity.

If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited

  Mr. Jeffrey Riedler
July 21, 2010

Exhibit A

Revised Draft Footnote 12

12. CONVERTIBLE PROMISSORY NOTES AND WARRANTS

On January 5, 2010, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) with 128 accredited investors (the “Investors”), the Company sold 6,000,000 units for aggregate gross proceeds of $12,000,000, each unit consisting of an 8% senior convertible promissory note in the principal amount of $2 and one common stock purchase warrant (each, an “Investor Warrant” and collectively, the “Investor Warrants”).  By agreement with the Investors, each investor received: (i) a single Note representing the aggregate number of Notes purchased by them as part of the units (each, a “Note” and collectively, the “Notes”) and (ii) a single Investor Warrant representing the aggregate number of Investor Warrants purchased by them as part of the units.  The 128 Notes issued have face amounts that range from $43,200 to $500,000.

The Notes bear interest at 8% per annum, payable quarterly in arrears on the last day of each fiscal quarter of the Company.  No principal payments are required until maturity of the Notes on January 5, 2012.  Each Note, plus all accrued but unpaid interest thereon, is convertible, in whole but not in part, at any time at the option of the holder, into shares of the Company’s common stock, par value $0.001 per share, at a conversion price of $2.00 per share, subject to adjustment as set forth in the Note.

The conversion price of the Notes is subject to standard anti-dilution adjustments for stock splits and similar events.  In addition, in the event the Company issues or sells any additional shares of Common Stock or instruments convertible or exchangeable for Common Stock at a price per share less than the conversion price then in effect or without consideration, then the conversion price upon each such issuance will be adjusted to that price determined by multiplying the conversion price then in effect by a fraction: (1) the numerator of which is the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock plus (y) the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued would purchase at a price per share equal to the conversion price then in effect, and (2) the denominator of which is the number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock. Notwithstanding any provision of the Note to the contrary, no adjustment will cause the conversion price to be less than $1.00, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

The Notes contain certain Events of Default, including non-payment of interest or principal when due, bankruptcy, failure to maintain a listing of the Common Stock or to make required filings on a timely basis.  No premium is payable by the Company if an Event of Default occurs.  However, upon an Event of Default, and provided no more than 50% of the aggregate face amount of the Notes have been converted, the Investors holding Notes have the right to receive a portion, based on their pro-rata participation in the transaction, of 1,000,000 shares of the Company’s Common Stock that have been placed in escrow by the Company’s principal stockholder. The shares in escrow will be returned to the principal stockholder when 50% of the aggregate face amount of the Notes has been converted or, if later, when the Notes are repaid.

The Investor Warrants expire on January 5, 2013 and may be exercised by the holder at any time to purchase one share of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in the Investor Warrants).  The exercise price of the Investor Warrants is subject to adjustment in the same manner as the conversion price of the Notes described above, except that the exercise price will not be adjusted to less than $1.20, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.  The Investor Warrants may only be exercised for cash and do not permit the holder to perform a cashless exercise.

  Mr. Jeffrey Riedler
July 21, 2010

In connection with the sale of the units, the Company paid its placement agents a cash fee of $1,200,000. In addition, the placement agents received warrants (the “Placement Agent Warrants” and, together with the Investor Warrants, the “Warrants”) to purchase 600,000 shares of Common Stock, which warrants are substantially identical to the Investor Warrants, except that, pursuant to separate lock-up agreements executed by the holders of the Placement Agent Warrants, the Placement Agent Warrants are not exercisable until the six month anniversary of the later of: (i) the date of effectiveness of the registration statement registering the resale of the Common Stock underlying the Notes and Warrants or (ii) the date of commencement of sales in connection with such registration statement.

In addition to the placement agent fee, the Company paid $370,000 of legal and other expenses.  As required by the Securities Purchase Agreement, $500,000 of the proceeds from the sale of the units were placed in escrow to pay investor relations expenses to be incurred by the Company and $240,000, equivalent to one quarter’s interest expense on the Notes, was also placed in escrow.  The interest escrow will be released to the Company at such time as 75% of all shares underlying the Notes have been issued upon conversion of Notes.  After payment of the placement agent fees and other expenses and the amounts required to be placed in escrow, the Company received net proceeds of $9,690,000.  At March 31, 2010, $731,491 remained in escrow and is included in Other Receivables and Prepayments (see Note 4).

The Company also entered into a Registration Rights Agreement with the Investors.  The Company agreed to file, no later than March 6, 2010, a registration statement to register the shares underlying the Notes and the Warrants and to have such registration statement effective no later than August 13, 2010.  The required registration statement was filed on March 2, 2010 but has not become effective as of March 31, 2010.  If the registration statement is not effective by the due date or if, after the effective date, sales of securities  included in the registration statement cannot be made (including, without limitation, because of a failure to keep the registration statement effective, to disclose such information as is necessary for sales to be made pursuant to the registration statement, to register a sufficient number of shares of Common Stock or to maintain the listing of the Common Stock) then, as liquidated damages (and in complete satisfaction and to the exclusion of any claims or remedies inuring to any holder of the securities) the Company is required to pay an amount in cash equal to 1% of the aggregate purchase price paid by the Investors on each of the following dates: (i) 20 days following the date of a Filing Failure; (ii) 20 days following the date of an Effectiveness Failure; (iii) 30 days following the initial day of a Maintenance Failure; (iv) on every thirtieth day thereafter (pro-rated for periods totaling less than thirty days) until such failure is cured. The payments to be made by the Company are limited to a maximum of 6% of the aggregate amount paid by the Investors ($720,000).  As of March 31, 2010, the Company does not expect to incur any registration delay payments and has not accrued any such payments.

On and effective as of June 30, 2010, the Company entered into an Amendment and Agreement with the Investors, pursuant to which the Company and the Investors agreed to make certain amendments to the Notes and the Warrants.  Pursuant to the Amendment, the anti-dilution protection provisions in the Notes and the Warrants were eliminated and a provision specifically precluding net cash settlement by the Company of the Notes and the Warrants was added.  In return, and subject to certain non-financing exceptions, the Company agreed not to issue any new equity securities at a price per share below $2.20 until the earlier of (i) January 5, 2013 or (ii) the date on which, collectively with any prior conversions or exercises of Notes and Warrants, 75% of the principal face value of the Notes in the aggregate has been converted into shares of Common Stock and Warrants representing, in the aggregate, 75% of the aggregate shares of Common Stock underlying the Warrants have been exercised.  This Amendment will not change the Company’s accounting for the Notes and the Warrants described below.

  Mr. Jeffrey Riedler
July 21, 2010

The shares of Common Stock underlying the Warrants, as well as the shares underlying the conversion option embedded in the Notes, have not yet been registered for sale.  Until such time as the registration statement filed by the Company becomes effective or, if later, until the shares to be received on exercise of the Warrants or conversion of the Notes may be sold without restriction under SEC Rule 144, the shares may not be sold except in privately negotiated transactions with accredited investors or in similar transactions that are otherwise exempt from registration.  Accordingly, at January 5, 2010 and March 31, 2010, the Warrants and the conversion option embedded in the Notes are not derivative instruments as defined in FASB ASC 815-10-15-83 because the instruments do not permit or require net settlement, there is no market mechanism outside the contracts that permits net settlement and the shares to be received on exercise of the Warrants or conversion of the Notes are not readily convertible to cash.

At such time as the required registration statement becomes effective or, if earlier, at the date when the shares received on exercise of the Warrants may be sold without restriction under SEC Rule 144, the Warrants, which may be exercised in whole or in part, will qualify as derivative instruments, provided there is an active market for the Common Stock that effectively permits each share received to be readily convertible to cash.  For the Notes, whether or not the embedded conversion option in each Note is considered to be a derivative instrument will depend on whether or not the aggregate number of shares to be received on exercise of each of the 128 Notes, which Notes can be exercised only in whole but not in part, could be readily sold in the market without significantly affecting the market price of the Common Stock.  At each reporting date after an effective registration statement becomes available that would permit re-sale of the underlying shares or after the shares otherwise become eligible for re-sale, the Company will re-evaluate each Note, based on the level of activity in the market for the Common Stock at that time, to determine whether or not the embedded conversion option in each Note is a derivative instrument.  Depending on the trading volume for the Common Stock, the conversion option embedded in the Notes may be considered a derivative instrument for some Notes but not for others and its status as a derivative instrument may vary from period to period.

FASB ASC 815-10-15-74 provides that a contract which would otherwise meet the definition of a derivative instrument but that is both (a) indexed to a company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  FASB ASC 815-40-15 and 815-40-25 provide guidance for determining whether those two criteria are met.  Because the Company’s functional currency is the Renminbi but the Warrants and the conversion option embedded in the Notes are denominated in U.S. Dollars, FASB ASC 815-40-15-7I provides that the instruments are not considered to be indexed only to the Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the exercise price of the Warrants and the conversion price of the Notes would be reduced if the Company issued securities at a lower exercise or conversion price.  Because the requirement that the instruments be indexed only to the Common Stock is not met, the exemption in FASB ASC 815-10-15-74 will not be available and the Company will account for the Warrants and the embedded conversion option in the Notes as derivative instrument liabilities, if and when the net settlement criterion described above is met.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.  If and when the Warrants or the embedded conversion option in any of the Notes first qualify as derivative instruments, the fair value of the instruments at that time will be re-classified and separately recognized and subsequently marked-to-market each reporting period, as long as the instruments continue to qualify as derivative instruments.  If the Warrants and the embedded conversion options cease to be derivative instruments, they will again be re-classified at that time and will no longer be marked-to-market.

  Mr. Jeffrey Riedler
July 21, 2010

At the time the Warrants and Notes were issued, there had not been any market activity for the Common Stock.  Accordingly, the Company estimated the January 5, 2010 fair value of the Common Stock underlying the Warrants and Notes, based on the Common Stock price implicit in the cash price paid by the Investors.  The fair value of the Notes is considered to be equal to the underlying value of the Common Stock into which the Notes can be converted plus the present value of the interest coupon to be paid.  The fair value of the Warrants was determined using a binomial model based on the implicit fair value of the underlying Common Stock (and other relevant factors described further below). The aggregate of the fair values of the Warrants and the Notes is equal to the cash consideration paid by the Investors, because that cash consideration is considered to be the best available indicator of fair value.  The total proceeds received from the Investors were thus allocated between the Warrants and the Notes based on their relative fair values.  The above allocation of the proceeds resulted in an estimated fair value for the Common Stock at January 5, 2010 of $1.34.  On March 31, 2010, 500 shares of Common Stock were traded in the market at a price of $2.10 per share, the only trading activity during that period.

For purposes of valuing the Warrants (including the Placement Agent Warrants) the expected volatility of the Common Stock over the remaining life of the Warrants has been estimated at 65%, based on a review of the historical volatility of five companies considered by management to be comparable to the Company.  At January 5, 2010, the Warrants were valued using a binomial model based on a Common Stock price of $1.34 (determined as described above), a term equal to the remaining life of the Warrants, an expected dividend yield of 0%, and a risk-free interest rate of 1.57%, based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining life of the Warrants.  The Investor Warrants and the Placement Agent Warrants were initially valued at $2,243,781 and $224,378, respectively.

As of January 5, 2010 and at March 31, 2010, the Company’s principal stockholder is obligated to deliver 1,000,000 shares of Common Stock to the Investors if certain Events of Default occur (as defined in the Notes).  The fair value of this obligation is not considered to be material as the probability of such events occurring is currently considered to be minimal.  Accordingly, at January 5, 2010 and March 31, 2010, no liability for this obligation has been recognized.

The Investor Warrants were valued at $2,243,781 and the remainder of the $12,000,000 gross proceeds received from the Investors of $9,756,219 was recorded as the initial carrying value of the Notes.  Based on the proceeds allocated to the Notes, the Notes are convertible into Common Stock at an effective conversion price of approximately $1.63 per share.  No beneficial conversion feature has been recognized because the effective conversion price of $1.63 exceeds the estimated fair value of the Common Stock at the time the Notes were issued of $1.34.  The initial carrying value of $9,756,219, together with interest accruing on the Notes, is being amortized to the maturity value of the Notes over the period to maturity, at an effective interest rate of approximately 19.2% per annum.  Interest expense for the period ended March 31, 2010 was $449,152.  After payment of cash interest due on March 31, 2010 of $226,667, the amortized cost carrying value of the Notes at March 31, 2010 was $9,978,704.

The Placement Agent Warrants were initially valued at $224,378.  The cost of these instruments, together with the cash fees paid to the placement agents and the other fees and expenses paid by the Company, as described above, in the aggregate amount of $1,794,378, have been deferred and are being amortized on a straight-line basis over the two year period to maturity of the Notes.

Subsequent Conversions – On April 1, 2010, Notes with an aggregate face amount of $500,000 were converted into 250,000 shares of Common Stock.